Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. and FQM (Akubra) Inc. (formerly known as Inmet Mining Corporation) Execute a First Amendment to the Commercial Arrangement Term Sheet

Vancouver, BC – May 30, 2013: On February 24, 2013, Petaquilla Minerals Ltd. and certain of its wholly owned subsidiaries (collectively, “Petaquilla”) entered into a binding Commercial Arrangement Term Sheet (the “Term Sheet”) with Inmet Mining Corporation (now known as “FQM (Akubra) Inc.”) (“Inmet”) and its subsidiary, Minera Panama, S.A. (“MPSA”) relating to commercial arrangements (aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet, and camp site procurement) valued up to US$150 million.

Subsequent to the acquisition of Inmet by First Quantum Minerals Ltd. (“First Quantum”) (TSX:FM)(LSE:FQM), Petaquilla´s wholly owned infrastructure subsidiary Panama Desarrollo de Infraestructras, S.A. (“PDI”), and MPSA in accordance with the Term Sheet, have executed an Aggregates and Screened Rock Purchase Subcontract for MPSA’s purchase of materials valued at a minimum of US$75 million, provided that PDI meets with the supply requirements and complies with other obligations, with an option to purchase up to US$100 million worth of aggregates and screened rock.

On May 23, 2013, said Term Sheet was amended by the parties to reach additional commitments, thus maintaining the previously acquired commitments related to land access and use, and settlement of certain commercial claims, among others. This first amendment to the Term Sheet contemplates scenarios in which joint developments shall be conducted as agreed to in a Joint Venture Agreement yet to be negotiated and executed by the parties.

Finally, pursuant to the commitments contained in the Term Sheet, MPSA and Petaquilla have jointly filed before the National Land Authority of Panama (ANATI), and the Directorate of Mineral Resources, notifications and petitions whereby both parties obligate themselves to withdraw objections and to not oppose certain land and concession applications in order to satisfactorily resolve the administrative proceedings related to the lease and purchase of surface rights for the Cobre Panama project and Petaquilla mining concessions.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.